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                                                    EXHIBIT 12
                          AMOCO COMPANY

         STATEMENT SETTING FORTH COMPUTATION OF RATIO OF
                    EARNINGS TO FIXED CHARGES
              (millions of dollars, except ratios)


                                    Year Ended December 31,

                              1997     1996     1995     1994     1993
Determination of Income:
 Consolidated earnings
  before income taxes
  and minority interest..   $3,235   $3,351   $2,425   $2,688   $2,427
Fixed charges expensed by
 consolidated companies..      282      251      233      140      193
Adjustments for certain
 companies accounted for
 by the equity method...        50       76       10        7        9
Adjusted earnings plus
 fixed charges...........   $3,567   $3,678   $2,668   $2,835   $2,629

Determination of Fixed Charges:
Consolidated interest on
 indebtedness (including
 interest capitalized)...   $  212   $  164   $  152   $  127   $  162
Consolidated rental
 expense representative
 of an interest factor...       84       88       71        7       31
Adjustments for certain
 companies accounted for
 by the equity method....        7        8        6        5        6
Total fixed charges......   $  303   $  260   $  229   $  139   $  199

Ratio of earnings to
 fixed charges...........     11.8*    14.2*    11.6*    20.4     13.2


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*Based  on  outstanding public debt obligations.  Including  debt with affiliates, the ratio would have been 5.0 as of December 31, 1997, 5.5 as of December 31, 1996, and 4.4 as of December 31,
1995.